

July 12, 2010

By facsimile to (800) 731-6120 and U.S. Mail

Ms. Susanna Hilario
President, Treasurer, Secretary, and Director
Atheron, Inc.
3598 Durango Street Palanan
Makati City 1235, Philippines

> **Re: Atheron, Inc.**
> **Post-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed June 23, 2010**
> **File No. 333-138189**

Dear Ms. Hilario:

We have limited our review of your registration statement to those issues that we have addressed in our comment. We may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

General

1. The registration statement on Form SB-2 was declared effective on November 8, 2006 and included audited financial statements for the fiscal year ended August 31, 2006. The registration statement has been effective for more than nine months and the audited financial statements in the registration statement are older than 16 months without having been updated for purposes of Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act, together with Section 2(a)(10)(a) of the Securities Act, requires that a prospectus meeting the requirements of Section 10(a)(3) be delivered before or at the same time with a confirmation of sale of a security. Please tell us whether offers or sales were made under the

registration statement without a valid Section 10(a)(3) prospectus. We may have further comments after reviewing your response.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the all information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us a letter, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions about the comment or other disclosure issues.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Business First Formation, Inc.
          Agent for Service, Atheron, Inc.
          3702 South Virginia Street, #G12-401
          Reno, NV 89502

          David S. Jennings, Esq.
          330 Carousel Parkway
          Henderson, NV 89014